Hidary Group Acquisitions, LLC
                         10 West 33rd Street, 9th Floor
                               New York, NY 10001



                                                       June 27, 2007

BY HAND & FACSIMILE

Everlast Worldwide Inc.
1350 Broadway, Suite 2300
New York, NY 10018

Attn:  Seth A. Horowitz

         Re:      ACQUISITION PROPOSAL

Ladies and Gentlemen:

     Reference is made to (a) the Agreement and Plan of Merger dated as of June 1, 2007 (the "MERGER AGREEMENT") among Hidary Group Acquisitions, LLC ("HIDARY"), Hidary Group Acquisitions, Inc. and Everlast Worldwide Inc. and (b) the letter dated June 21, 2007 (the "NOTICE LETTER") from the Company to Hidary relating to the Acquisition Proposal (as defined in the Merger Agreement) received by the Company from Brand Holdings Limited ("BRAND HOLDINGS"). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Merger Agreement.

     Hidary hereby proposes and is prepared to immediately execute an amendment to the Merger Agreement to modify the terms and conditions of the Merger Agreement as follows:

                1. An increase in the Merger Consideration from $26.50 per share to $30.55 per share.

                2.  An increase in the Termination Fee to $5,400,000.

                3.  An increase in the Parent Termination Fee to $3,900,000.

     Enclosed is a copy of a letter sent earlier today to Olshan Grundman Frome Rosenzweig & Wolosky LLP ("OLSHAN") containing a description of the financing arrangements that have been obtained by Hidary. Documentation regarding these arrangements has been sent to Olshan and will be forwarded to the Company under separate cover.

     As a result of the proposal described in this letter, the Acquisition Proposal described in the Notice Letter (the "BH PROPOSAL") does not constitute a Superior Proposal under the Merger Agreement. Further, we believe the BH Proposal is defective for the following reasons:



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June 27, 2007
Page 2


                  (i) in contrast to our proposal, the BH Proposal includes a vague condition that there has been no change in disclosure regarding the Company's "prospects"; the term "prospects" is not included in the definition of Material Adverse Effect in the Merger Agreement;

                  (ii) as we understand, Brand Holdings has not yet completed its due diligence of the Company, since it has not entered into an Acceptable Confidentiality Agreement and, accordingly, was not permitted to receive any non-public information from the Company;

                  (iii) based on Brand Holdings' letter to you dated June 20, 2007, which makes reference to an enterprise value of $163 million, it may not fully understand the cash required to close its proposed transaction, which is substantially higher than the $163 million amount; and

                  (iv) the BH Proposal requires an additional condition to closing, as Brand Holdings requires approval under the HSR Act and related anti-trust review.

These issues raise serious questions as to whether the BH Proposal will be consummated on the terms set forth therein. The Company should consider whether it is merely granting Brand Holdings an option (the price of which is simply the $3,800,000 parent termination fee provided in Brand Holding's draft merger agreement). In contrast, Hidary has conducted full due diligence of the Company, providing greater certainty of Hidary's closing the contemplated acquisition of the Company.

     Because of the deficiencies in the BH Proposal, we believe it does not meet the requirements for being considered a "Superior Proposal".

     As you will appreciate, applicable federal securities laws require that this letter be filed with the Securities and Exchange Commission as an exhibit to an amendment to the Schedule 13D which was filed on June 26, 2007. In accordance with Section 7.06 of the Merger Agreement, we anticipate that we will be providing the Company a draft of such 13D amendment for the Company to review and comment on prior to its filing. We would similarly anticipate that the Company will provide us reasonable time to comment on any press release or public filings that it will be making in connection with the Merger Agreement and the transactions contemplated thereby, including with respect to this letter.

     Hidary and its representatives would be pleased to have further discussions with the Company and its representatives as contemplated by Section 7.03(d) of the Merger Agreement to clarify any aspects of this proposal and to consider any additional modifications thereto as the Company may request. Please do not hesitate to call Jack D. Hidary (917.974.2366) or Clarence Schwab (917.796.4319) to discuss this letter.



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June 27, 2007
Page 3



                                    Sincerely,

                                    HIDARY GROUP ACQUISITIONS, LLC

                                    By: The Hidary Group LLC,
                                        its managing member


                                        By: /s/ Jack D. Hidary
                                            ----------------------------
                                        Name:   Jack D. Hidary
                                        Title:  Managing Member



Enclosure

cc:  Robert H. Friedman, Esq.
Rodney Clark